HUSSMAN	Hussman Investment Trust
FUNDS	Shareholder Services
P.O. Box 46707
Cincinnati, OH 45246-0707

Filed via EDGAR

August 16, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hussman Investment Trust

File Nos. 811-09911; 333-35342

Response to Comments on Post-Effective Amendment No. 33 on Form N-1A

Ladies and Gentlemen:

Ms. Kim Browning of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 33 to the registration statement of Hussman Investment Trust (the “Trust”) on Form N-1A. The Post-Effective Amendment was filed for the purpose of registering shares of Hussman Strategic Allocation Fund (the “Fund”), a new series of the Trust. The following are the comments provided and the Trust’s response to each:

COVER PAGE

1. Consistent with disclosure in the Risk/Return Summary, revise the second sentence on the cover page to indicate that the Fund’s investment exposure will be adjusted in market conditions that, in the view of the investment adviser, suggest risk-aversion or speculation by market participants.

RESPONSE: This change has been made.

RISK/RETURN SUMMARY: What Are the Fund’s Fees and Expenses?

2. In the table of Annual Fund Operating Expenses, change the words “deferrals” and “defer” to “waivers” and “waive.”

RESPONSE: This change has been made.

3. In footnote (3) to the table of Annual Fund Operating Expenses, delete the word “ordinary” in the phrase “annual ordinary operating expenses.”

RESPONSE: This change has been made.

` 4. In footnote (3) to the table of Annual Fund Operating Expenses, the second parenthetical “(excluding Acquired Fund Fees and Expenses, brokerage commissions, taxes, interest expense and any extraordinary expenses)” is repetitive and should be deleted.

RESPONSE: The footnote has been revised to eliminate the need for the second parenthetical.

5. In the second sentence of footnote (3) to the table of Annual Fund Operating Expenses, insert “from the date” immediately following “a period of three years.”

RESPONSE: This change has been made.

6. Footnote (3) should be revised to clarify that reimbursement will not be made to the investment adviser unless each of conditions (i) and (ii) are met.

RESPONSE: The disclosure has been revised to clarify that reimbursement will not be made unless each of the two conditions are met.

RISK/RETURN SUMMARY: What Are the Fund’s Principal Investment Strategies?

7. The staff continues to believe that the third paragraph of this section continues to be misleading and ambiguous and should be revised to use concise, straightforward and easy to understand language.

RESPONSE: This paragraph has been revised to simplify the disclosure relating to how the assets of the Fund are allocated for investment.

8. The sixth paragraph of this section should be revised to articulate more clearly the purposes for which various derivatives transactions are utilized.

RESPONSE: The paragraph has been revised to clarify the purposes of the Fund’s use of derivatives.

9. Confirm that the Fund will not engage in short sales of securities.

RESPONSE: The Fund does not intend to effect short sales of equity or debt securities.

10. The staff continues to believe that the eighth and ninth paragraphs of this section (discussing ranges of exposures to stocks and bonds, and stating that the Fund does not engage in leverage) continue to be ambiguous and should be revised to use concise, straightforward and easy to understand language.

RESPONSE: These paragraphs have been revised to clarify the Fund's policies.

11. Regarding the discussion of short-term obligations in the penultimate paragraph of this section, explain how these investments relate to the later disclosure regarding temporary defensive positions in Investment Objective, Strategies and Related Risks.

RESPONSE: This paragraph has been revised to focus specifically on the third asset class – cash equivalents – to which the Fund’s assets are allocated by deleting the first clause of the paragraph and making it refer to “cash equivalents.”

RISK/RETURN SUMMARY: What Are the Principal Risks of Investing in the Fund?

12. In the section Risks of Stocks and Fixed-Income Investments, disclose separately the risks associated with stocks and bonds; in addition, specify that the Fund's investments in "stocks" will be in “common stocks.”

RESPONSE: Disclosures regarding the risks of investing in stocks has been separated from the risks of investing in bonds. In addition, “stocks” has been changed to “common stocks.”

13. The term “bonds” rather than the term “fixed-income securities” should be used in describing the principal risks of investing in the Fund.

RESPONSE: Various of the references in the Prospectus to “fixed-income investments” have been changed to refer to “bonds.” However, certain references to “fixed-income investments” have been retained, where appropriate, to the extent that the Fund may invest in certain fixed-income investments other than bonds (e.g., Treasury bills and commercial paper).

14. Explain the specific risks of bonds in which the Fund may invest. Risks applicable to investments in bonds (e.g., interest rate risk, credit risk) appearing later in the Prospectus should be moved to this section of the Prospectus.

RESPONSE: The requested change has been made and appears in the Risk/Return Summary under the sub-heading “Risks of Bonds.”

15. The Risk/Return Summary should be revised to include disclosure of the specific risks associated with the specific types of derivatives that will be used by the Fund.

RESPONSE: Disclosure has been added to the Risk/Return Summary to specify the risks related to each type of derivative that will be used by the Fund.

MANAGEMENT OF THE FUND: Investment Adviser

16. There are references in the Prospectus to both the “investment manager” and the “investment adviser.” These references should be made consistent.

RESPONSE: All references in the Prospectus to “investment manager” have been changed to “investment adviser.”

17. Disclose the month and year when the portfolio manager began managing the Fund.

RESPONSE: The disclosure has been added as requested.

INVESTMENT OBJECTIVE, STRATEGIES AND RELATED RISKS

18. The section "Portfolio Management Process" repeats many of the disclosures that appear in the section What are the Fund's Principal Investment Strategies and should be revised to eliminate redundancy.

RESPONSE: Redundant disclosures have been eliminated except where we believe such disclosures are needed to put other disclosures in proper context.

19. Although the Risk/Return Summary discloses that the Fund will not use leverage, the disclosure in the second paragraph of the “Derivative Instruments” discussion could be interpreted as engaging in speculative practices.

RESPONSE: This paragraph has been revised to clarify that the Fund does not use futures contracts for speculative purposes, but rather uses these contracts either to obtain investment exposures in seeking capital appreciation consistent with its investment objective and policies or to hedge its exposure to general fluctuations in the stock or bond markets.

20. All options used by the Fund are exchange traded, according to the Prospectus. However, the Statement of Additional Information makes reference to over-the-counter derivatives. Resolve this discrepancy.

RESPONSE: The references to over-the-counter derivatives have been deleted from the Statement of Additional Information. In addition, a sentence has been added to the Prospectus stating that the Fund invests only in exchange traded derivatives.

21. This section should describe the non-principal investments and strategies that are reflected in the Statement of Additional Information (e.g., commercial paper).

RESPONSE: Disclosure has been added under Risk/Return Summary: What Are the Fund’s Principal Investment Strategies? to indicate that the Fund’s assets allocated to cash equivalents will typically be invested in U.S. Treasury bills, U.S. Treasury bonds having remaining maturities at the time of purchase of one year or less, and shares of money market mutual funds; and that the Fund may invest to a lesser extent in commercial paper and repurchase agreements.

STATEMENT OF ADDITIONAL INFORMATION – Calculation of Net Asset Value

22. If the Fund intends to invest in foreign issuers solely through American Depositary Receipts, delete the language in the second paragraph of this section relating to securities traded on foreign exchanges.

RESPONSE: This change has been made.

Thank you for your comments. They have been helpful, and we believe that the resulting changes will be useful in increasing investors’ understanding of the Fund’s investment strategy and the risks associated with an investment in the Fund. Please contact the undersigned at 850/936-5304 or 513/607-7262 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain

Secretary/Chief Compliance Officer